ROPES & GRAY LLP ONE INTERNATIONAL PLACE PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
December 21, 2010
BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-1090
Re: Allianz Funds (Registration Nos. 33-36528 and 811-6161)
Ladies and Gentlemen:
On behalf of Allianz Funds (the “Trust”), we are today filing, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 142 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).
The Amendment is being submitted in connection with the Trust’s registration of Class P shares of Allianz NFJ Renaissance Fund, and Class R shares of AGIC Income & Growth Fund. This submission is substantially identical to Post-Effective Amendment No. 141 filed on December 17, 2010 (the “Prior Filing”). As discussed with Brian Thompson on December 21, 2010, Post-Effective Amendment No. 142 is being submitted to correct certain inadvertent errors in the Funds’ EDGAR codes in connection with the submission of the Prior Filing.
     In addition to Part C, the Amendment includes the following documents:
1.	Prospectus for Class P shares of Allianz NFJ Renaissance Fund;

2.	Prospectus for Class R shares of Allianz AGIC Income & Growth Fund; and

3.	The Statement of Additional Information of the Trust.
The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.
No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7467) or to George B. Raine (at 617-951-7556) of this firm.
Regards,
/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	E. Blake Moore, Jr. William Healey, Esq. Brian Shlissel Debra Rubano, Esq. Thomas J. Fuccillo, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Christopher J. Perriello, Esq.